                                                           PAGE 1 OF 22 PAGES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                             UNION ACCEPTANCE CORP.
             --------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
             --------------------------------------------------------
                         (Title of Class of Securities)

                                   904832102
             --------------------------------------------------------
                                 (CUSIP Number)

                             John M. Eggemeyer, III
                     6051 El Tordo Rancho Santa Fe, CA 92067
                              Phone: (619) 756-8300
             --------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  MARCH 1, 1999
             --------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: / /

Check the following box if a fee is being paid with the statement (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7). / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 2 OF 22 PAGES
--------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Castle Creek Capital Partners Fund I, LP
                      Federal ID No.: 36-4073941
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3                     SEC USE ONLY

--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      205,400 (1)
NUMBER OF        ---------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON                205,400 (1)
WITH             ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      205,400
--------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.0%
--------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      PN (limited partnership)
--------------------------------------------------------------------------------

                                                            PAGE 3 OF 22 PAGES

      FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND I, LP

(1)  Power is exercised through its sole general partner, Castle Creek Capital
     LLC

                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 4 OF 22 PAGES
--------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Castle Creek Capital Partners Fund IIa, LP
                      Federal ID No.: 68-0415156
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3                     SEC USE ONLY

--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      344,487 (1)
NUMBER OF        ---------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON                344,487 (1)
WITH             ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      344,487
--------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.8%
--------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      PN (limited partnership)
--------------------------------------------------------------------------------

                                                            PAGE 5 OF 22 PAGES

    FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP

(1)  Power is exercised through its sole general partner, Castle Creek
     Capital LLC

                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 6 OF 22 PAGES
--------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Castle Creek Capital Partners Fund IIb, LP
                      Federal ID No.: 68-0415157
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3                     SEC USE ONLY

--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      145,513(1)
NUMBER OF        ---------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON                145,513(1)
WITH             ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      145,513
--------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.9%
--------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      PN (limited partnership)
--------------------------------------------------------------------------------

                                                            PAGE 7 OF 22 PAGES

    FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP

(1)  Power is exercised through its sole general partner, Castle Creek
     Capital LLC

                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 8 OF 22 PAGES
--------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Castle Creek Capital LLC
                      Federal ID No.: 36-4073477
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3                     SEC USE ONLY

--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      695,400 (1)
NUMBER OF        ---------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON                695,400(1)
WITH             ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      695,400(1)(2)
--------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.6%
--------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      OO (limited liability company)
--------------------------------------------------------------------------------

                                                            PAGE 9 OF 22 PAGES

             FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL LLC

(1) Power is exercised through its controlling members, Eggemeyer Advisory Corp. and WJR Corp.

(2) Solely in its capacity as sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 10 OF 22 PAGES
--------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Eggemeyer Advisory Corp.
                      Federal ID No.:36-4104569
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3                     SEC USE ONLY

--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

NUMBER OF        ---------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY          695,400(1)
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON
WITH             ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      695,400(1)
--------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      695,400 (1)(2)
--------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.6%
--------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      OO (limited liability company)
--------------------------------------------------------------------------------

                                                            PAGE 11 OF 22 PAGES

             FOOTNOTES TO FACING SHEET FOR EGGEMEYER ADVISORY CORP.

(1) Power is exercised through its sole shareholder and president, John M. Eggemeyer, III.

(2) In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP

                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 12 OF 22 PAGES
--------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      John M. Eggemeyer, III
                      S.S. No.: ###-##-####
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3                     SEC USE ONLY

--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States of America
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

NUMBER OF        ---------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY          695,400(1)
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON
WITH             ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      695,400(1)
--------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      695,400(1)
--------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.6%
--------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------

                                                            PAGE 13 OF 22 PAGES

              FOOTNOTES TO FACING SHEET FOR JOHN M. EGGEMEYER, III

(1) Exercised as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with William J. Ruh as Senior Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 14 OF 22 PAGES
--------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      WJR Corp.
                      Federal ID No. 36-4046499
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3                     SEC USE ONLY

--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

NUMBER OF        ---------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY          695,400(1)
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON
WITH             ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      695,400(1)
--------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      695,400(1)
--------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.6%
--------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      OO (limited liability company)
--------------------------------------------------------------------------------

                                                            PAGE 15 OF 22 PAGES

                       FOOTNOTES TO FACING SHEET FOR WJR CORP.

(1)  Power is exercised through its sole shareholder and president, William
     J. Ruh.

(2) In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa and Castle Creek Capital Partners Fund IIb, LP.

                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 16 OF 22 PAGES
--------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      William J. Ruh
                      S.S. No.: ###-##-####
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3                     SEC USE ONLY

--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      WC
                      PF
--------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States of America
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

NUMBER OF        ---------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY          700,650(1)(2)
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON                700,650(1)(2)
WITH             ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      700,650(1)(2)
--------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.7%
--------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------

                                                            PAGE 17 OF 22 PAGES

                  FOOTNOTES TO FACING SHEET FOR WILLIAM J. RUH

(1) Includes 695,400 shares for which power is exercised as Senior Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with John M. Eggemeyer, III as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

(2) Includes 5,250 shares owned by family members over which William J. Ruh exercises voting and dispositive power.

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Class A common stock, no par value, (the "Common Stock") of Union Acceptance Corp. (the "Issuer"). The address of the Issuer's principal executive offices is 250 North Shadeland Avenue, Indianapolis, IN 46219.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) - (c) The names of the persons filing this statement are: Castle Creek Capital Partners Fund I, LP, a Delaware limited partnership ("Fund I"); Castle Creek Capital Partners Fund IIa, LP, a Delaware limited partnership ("Fund IIa"); Castle Creek Capital Partners Fund IIb, LP, a Delaware limited partnership ("Fund IIb"); Castle Creek Capital LLC, a Delaware limited liability company and the sole general partner of Fund I, Fund IIa and Fund IIb (the "General Partner"); Eggemeyer Advisory Corp., a Delaware corporation and a controlling member of the General Partner ("EAC"); John M. Eggemeyer, III, a California resident and the sole shareholder and President of EAC and the President of the General Partner ("Eggemeyer"); WJR Corp., a Delaware corporation and a controlling member of the General Partner ("WJR"); and William J. Ruh, a California resident and the sole shareholder and President of WJR and the Senior Vice President of the General Partner ("Ruh"). The business address for each of the filing persons is 6051 El Tordo, Rancho Santa Fe, California 92067.

     (d) and (e) During the last five years, none of the persons filing this statement has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Eggemeyer is a citizen of the United States of America. Ruh is a citizen of the United States of America.

                               Page 18 of 22 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Fund I purchased an aggregate of 205,400 shares of the Issuer's Common Stock in open market transactions from February 3, 1998 through July 9, 1998 for an aggregate price of $1,628,320 which was funded from capital contributions received from its limited partners.

     On March 1, 1999, Fund IIa purchased 344,487 shares of Issuer's Class B Common Stock which converted upon such purchase into 344,487 shares of Common Stock at $7.00 per share for $2,411,409, and Fund IIb purchased 145,513 shares of Issuer's Class B Common Stock which converted upon such purchase into 145,513 shares of Common Stock at $7.00 per share for an aggregate price of $1,018,591. The purchases were funded from capital contributions received from its limited partners.

     Members of Ruh's family purchased an aggregate of 5,250 shares of the Issuer's Common Stock in open market transactions from November 4, 1997 through September 17, 1998 of an aggregate purchase price of $30,591.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purchases by Fund I, Fund IIa and Fund IIb of shares of Common Stock were for investment purposes.

      (a) The filing persons may also make additional purchases of the Issuer's securities.

      (b) - (j) None at the present time.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     (a) Fund I beneficially owns 205,400 shares of Common Stock or 4.0% of the Issuer's outstanding Common Stock. Fund IIa beneficially owns 344,487 shares of Common Stock or 6.8% of the Issuer's outstanding Common Stock. Fund IIb beneficially owns 145,513 shares of Common Stock or 2.9% of the Issuer's outstanding Common Stock. Fund I, Fund IIa and Fund IIb disclaim any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners or the other persons filing this statement.

     (b) Fund I has the sole voting and dispositive powers over the 205,400 shares of Common Stock beneficially owned by it, representing approximately 4.0% of the Issuer's outstanding Common Stock. Fund IIa has the sole voting and dispositive power over 344,487 shares of Common Stock beneficially owned by it, representing approximately 6.8% of the Issuer's outstanding Common Stock. Fund IIb has the sole voting and dispositive power over 145,513 shares of Common Stock beneficially owned by it, representing approximately 2.9% of the Issuer's outstanding Common Stock. Such voting and dispositive powers are exercised by the General Partner in its capacity as general partner of Fund I, Fund IIa and Fund IIb, which are exercised by EAC and WJR as the controlling members of the General Partner which is in turn are exercised by Eggemeyer as the sole stockholder and President of EAC and as President of the General Partner

                               Page 19 of 22 Pages
and Ruh as the sole shareholder and President of WJR and as Senior Vice President of the General Partner. In addition, Ruh exercises voting and dispositive power over 5,250 shares of Common Stock owned by members of his family.

     (c) During the past sixty days, the persons named in Item 5(a) made the following purchases of the Issuer's common Stock:


     Name         Number of Shares Purchased     Date of Purchase     Purchase Price
     ----         --------------------------     ----------------     --------------
     Fund IIa             344,487                March 1, 1999          $2,411,409
     Fund IIb             145,513                March 1, 1999          $1,018,591


     (d) and (e) Not Applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

                               Page 20 of 22 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 8, 1999

CASTLE CREEK CAPITAL PARTNERS FUND I, LP
By:  Castle Creek Capital, LLC
     Its General Partner

     By:  /s/ William J. Ruh
          ----------------------------------
          Its Senior President

CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP
By:  Castle Creek Capital, LLC
     Its General Partner

     By:  /s/ William J. Ruh
          ----------------------------------
          Its Senior President

CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP
By:  Castle Creek Capital, LLC
     Its General Partner

     By:  /s/ William J. Ruh
          ----------------------------------
          Its Senior President

CASTLE CREEK CAPITAL, LLC

By:  /s/ William J. Ruh
     ---------------------------------------
     Its Senior President

EGGEMEYER CORP.

By:  /s/ John M. Eggemeyer, III
     ---------------------------------------
     Its President

/s/ John M. Eggemeyer, III
--------------------------------------------
John M. Eggemeyer, III

                               Page 21 of 22 Pages

WJR CORP.

By:  s/ William J. Ruh
     ---------------------------------------
     Its President

s/ William J. Ruh
--------------------------------------------
William J. Ruh

                               Page 22 of 22 Pages